Eric Weinheimer Vice-President & Associate General Counsel	Sun Life Financial Inc. 150 King Street West Suite 1400 Toronto, Ontario M5H 1J9 Tel: (416) 979-4825 Fax: (416) 979-3209 eric.weinheimer@sunlife.com

August 27, 2012

United States Securities and Exchange Commission

450 Fifth Street West, N.W.

Washington D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Dear Mr. Rosenberg

Re:	Sun Life Financial Inc. Form 40-F for Fiscal Year Ended December 31, 2011 File No. 001-15014

I refer to our telephone call with staff of the Securities and Exchange Commission (the “SEC”) on August 17, 2012 regarding your letter to Mr. Thomas A. Bogart, Executive Vice-President, Corporate Development and General Counsel of Sun Life Financial Inc. (the “Company”), dated June 29, 2012, setting out comments of the staff of the SEC with respect to the Company’s Annual Report on Form 40-F for the year ended December 31, 2011.

As discussed, we will provide additional disclosure in future filings to describe the process that the Company uses to determine the level of margins for adverse deviations in the assumptions underlying the valuation of the Company’s insurance contract liabilities. Appendix “A” is representative of the additional disclosure that would have been included in Note 11.A to the Company’s annual financial statements for the year ended December 31, 2011 under the heading “General” (on page 135 in our 2011 Form 40-F). We will include corresponding disclosure in the Company’s annual management’s discussion and analysis in our future filings, under the heading “Benefits to Policyholders” in the section entitled “Critical Accounting Policies and Estimates” (on page 69 in our 2011 Form 40-F). The attached Appendix “A” is black-lined to show the changes made to the version of Appendix “A” that was included in our response letter to the SEC, dated July 16, 2012.

We appreciate the effort of SEC staff to assist us in enhancing the disclosure in our filings for the benefit of our investors and we wish to thank you for your comments.

If you have any additional questions or comments, please contact the writer at (416) 979-4825.

Yours very truly, /s/ “Eric Weinheimer” Eric Weinheimer Vice-President and Associate General Counsel

ERW:dj

cc:	Thomas Bogart, Executive Vice-President, Corporate Development and General Counsel

Colm Freyne, Executive Vice-President & Chief Financial Officer

Neil Harrison, Deloitte & Touche LLP

Appendix “A”

11.A.ii Assumptions and Methodology

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future and require regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for the uncertainty in the choice of best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	the statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption;
•	future experience is difficult to estimate;
•	the cohort of risks lacks homogeneity;
•	operational risks adversely impact the ability to estimate the best estimate assumption; and
•	past experience may not be representative of future experience and the experience may deteriorate.

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the balance sheet date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities employs scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not employ scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 25% to 40% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is considered reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the high end of the range for expenses and future equity and real estate returns and in the mid-range for mortality, morbidity, policyholder behavior, and future interest rates. When considering the aggregate impact of margins, the ~~The~~ actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations. ~~When considering the aggregate cumulative impact of margins, the actuary would avoid choosing margins that are inconsistent with each other.~~

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.